FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 22, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 22, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

    GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) yesterday received notification from Barclays plc in compliance with Part VI of the Companies Act 1985 (as amended), that on 14 April 2005 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder                                         Current shareholding
Barclays Global Fund Advisors                                       13,253,089
Barclays Life Assurance Co Ltd                                       8,626,453
Barclays Private Bank and Trust Ltd                                      1,000
Barclays Private Bank and Trust Ltd                                    267,671
Barclays Global Investors Ltd                                      101,445,177
Barclays Capital Securities Ltd                                     28,289,611
Gerrard Ltd                                                          1,975,464
Barclays Ban Trust Company Ltd                                         937,538
Barclays Capital Inc                                                 1,066,000
Barclays Global Investors Japan Ltd                                  4,602,669
Barclays Private Bank Ltd                                            1,785,032
Barclays Global Investors Australia Ltd                              2,207,508
Barclays Global Investors Japan Trust & Banking                      7,439,862
Barclays Global Investors, N.A.                                     70,693,867
Barclays Private Bank & Trust Ltd                                       11,495
TOTAL                                                               228,479,243

Barclays plc's total holding has increased from 3.91 per cent to 4.14 per cent of the issued share capital of the Company (excluding shares held in Treasury).




S M Bicknell
Company Secretary

21 April 2005

      GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) today received notification from Barclays plc in compliance with Part VI of the Companies Act 1985 (as amended), that on 19 April 2005 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder                                          Current shareholding
Barclays Global Fund Advisors                                        13,253,408
Barclays Life Assurance Co Ltd                                        8,626,453
Barclays Private Bank and Trust Ltd                                       1,000
Barclays Private Bank and Trust Ltd                                     263,209
Barclays Global Investors Ltd                                       101,177,016
Barclays Capital Securities Ltd                                      14,738,560
Gerrard Ltd                                                           1,967,555
Barclays Bank Trust Company Ltd                                         936,168
Barclays Capital Inc                                                  1,013,600
Barclays Global Investors Japan Ltd                                   4,674,267
Barclays Private Bank Ltd                                             1,784,812
Barclays Global Investors Australia Ltd                               2,207,508
Barclays Global Investors Japan Trust & Banking                       7,439,862
Barclays Global Investors, N.A.                                      70,384,330
Barclays Private Bank & Trust Ltd                                        11,495
TOTAL                                                               228,479,243

Barclays plc's total holding has decreased from 4.14 per cent to 3.9 per cent of the issued share capital of the Company (excluding shares held in Treasury).




S M Bicknell
Company Secretary

22 April 2005

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 April 2005               Abacus (GSK) Trustees Limited ("the Trustees"),  as
                            trustee  of  the  GlaxoSmithKline  Employee  Trust,
                            ("the  GSK  Trust"),   transferred  7,141  Ordinary
                            Shares in the Company to participants in the GlaxoSmithKline Performance Share Plan.

21 April 2005               The  Trustees  also   transferred   1,638  Ordinary
                            Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 22 April 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

22 March 2005